Filed Pursuant to Rule 424(b)(7)
Registration No. 333-147201
PROSPECTUS SUPPLEMENT NO. 2

Forest City Enterprises, Inc.
3,767,232 Shares of Class A Common Stock
This prospectus supplement no. 2 supplements and amends the prospectus, dated April 1, 2009, as supplemented by prospectus supplement no. 1, dated June 4, 2014, (collectively, the “prospectus”) relating to the offering for resale by the selling shareholders of up to 3,767,232 shares of our Class A common stock issuable upon an exchange of Class A Common Units of Forest City Master Associates III, LLC held by the selling shareholders, including certain permitted transferees of selling shareholders.
This prospectus supplement should be read in conjunction with the prospectus and is qualified by reference to such prospectus, except to the extent that the information presented herein supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in conjunction with, the prospectus, including any amendments or supplements thereto.
As of the date of this prospectus supplement, up to 2,989,190 shares of Class A common stock, of which 2,973,190 are issuable in exchange for Class A Common Units of Forest City Master Associates III, LLC, remain eligible for resale.
Our Class A common stock is listed on the New York Stock Exchange under the symbol “FCEA.” On September 2, 2015, the last reported sale price of our Class A common stock on the New York Stock Exchange was $21.00 per share.
Investing in our Class A common stock involves risks. You should carefully consider the risks described in our annual, quarterly and current reports, which are incorporated into this prospectus supplement by reference, including those identified in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as amended, as updated by our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2015 and June 30, 2015.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement no. 2 is September 3, 2015

SELLING SHAREHOLDERS
Selling shareholders, including their permitted transferees or donees or their successors, may from time to time offer and sell up to an aggregate of 2,989,190 shares of our Class A common stock pursuant to this prospectus supplement and the prospectus. One selling shareholder listed in the table below is a permitted transferee of holders of Class A Common Units of Forest City Master Associates III, LLC that were exchanged into shares of our Class A common stock.
The following table sets forth information received by us on or prior to September 2, 2015 with respect to the selling shareholders and the amount of shares of Class A common stock beneficially owned by each selling shareholder that may be offered pursuant to this prospectus supplement and the Prospectus. The information is based on information provided by or on behalf of the following selling shareholders to us and is as of the date of this prospectus supplement. With the exception of Bruce C. Ratner, the number of shares of Class A common stock owned by the selling shareholders or any future transferees from such holders assumes that they do not own any shares of Class A common stock other than shares of Class A common stock issuable upon an exchange of Class A Common Units of Forest City Master Associates III, LLC. The percentage of Class A Common Units indicated as owned is based on 2,973,190 Class A Common Units outstanding as of September 2, 2015.
The information set forth below supplements and replaces the information previously included in the prospectus.

		Amount of Class A Common Units Owned		Shares of Class A Common Stock Issuable upon an Exchange of Class A Common Units		Shares of Class A Common Stock Issued upon an Exchange of Class A Common Units		Shares of Class A Common Stock to be Owned After Offering (1)
	Name of Selling Shareholder	Number	Percentage	Number	Percentage(2)	Number	Percentage(2)	Number	Percentage
	BR Master Limited Partnership	149,208	5.02%	149,208	*	0	*	0	*
	Brooklyn One Trust	242,325	8.15%	242,325	*	0	*	0	*
	Brooklyn Two Trust	938,576	31.57%	938,576	*	0	*	0	*
	Bruce C. Ratner(3)	183,610	6.18%	183,610	*	0	*	37,500	*
	FC Quartermaster Retail, L.P.	3,498	*	3,498	*	0	*	0	*
	FC Quartermaster Retail II, L.P.	1,610	*	1,610	*	0	*	0	*
	RRG Flatbush Associates, L.P.	246,290	8.28%	246,290	*	0	*	0	*
	RRG Fulton Associates, L.P.	11,091	*	11,091	*	0	*	0	*
	RRG Gowanus Canal, Inc.	42,222	1.42%	42,222	*	0	*	0	*
	RRG Hanson, LLC	41,269	1.39%	41,269	*	0	*	0	*
	RRG Myrtle, LLC	10,022	*	10,022	*	0	*	0	*
	RRG New B.U.G., LLC	362,511	12.19%	362,511	*	0	*	0	*
	RRG New Residential Properties, LLC	168,377	5.66%	168,377	*	0	*	0	*
	RRG New S.I.A.C., LLC	273,495	9.20%	273,495	*	0	*	0	*
	RRG Queens Place, LLC	275,438	9.26%	275,438	*	0	*	0	*
	RRG Tech Place Associates, L.P.	23,648	*	23,648	*	0	*	0	*
	Robert P. Sanna(4)	0	*	0	*	16,000	*	0	*
	TOTAL	2,973,190	100%	2,973,190	1.22%	16,000	*	37,500	*
	* Less than 1%
(1)
We do not know when or in what amounts the selling shareholders may offer shares for sale. The selling shareholders might not sell any, or may sell some or all, of the shares offered by this prospectus. Because the selling shareholders may offer any amount of the shares pursuant to this offering, we cannot estimate the number of shares that will be held by the selling shareholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling shareholders.

(2)	Calculated based on 239,812,357 shares of our Class A common stock outstanding as of September 2, 2015 increased by the assumed exchange of the Class A Common Units held by the selling shareholder.
(3)
Mr. Ratner serves as one of our Executive Vice Presidents and Directors and is the Executive Chairman of Forest City Ratner Companies, LLC, one of our subsidiaries. In addition to the Class A Common Units specified, Mr. Ratner beneficially owns 37,500 shares of Class A common stock, 15,000 of which are held in a custodial account.

(4)	Represents an employee of Forest City Ratner Companies, LLC, one of our wholly-owned subsidiaries.